Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of New Senior Investment Group Inc. for the registration of common stock, preferred stock, depositary shares, debt securities and warrants and to the incorporation by reference therein of our report dated February 26, 2015, except for Notes 2,4,7, and 8, as to which the date is June 22, 2015, with respect to the consolidated financial statements and schedule of New Senior Investment Group Inc. and our report dated February 26, 2015, with respect to the effectiveness of internal control over financial reporting of New Senior Investment Group Inc., included New Senior Investment Group Inc.’s Current Report on Form 8-K dated June 22, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, NY

June 22, 2015